Contact

www.linkedin.com/in/jessie-
richardson-mullis-993b8347
(LinkedIn)

Top Skills

Marketing Management
Organizational Consulting
Small Business Consulting

Certifications

Certified Personal Trainer

Jessie Richardson (Mullis)

President at Camp Gladiator
Dallas-Fort Worth Metroplex

Summary

Experienced Certified Trainer with a demonstrated history of working
in the health wellness and fitness industry. Skilled in Leadership
Development, New Market Expansion, Talent Scouting, Event
Planning, Marketing and Sales. Strong professional with a Bachelor
of Journalism focused in Strategic Communications from University
of North Texas.

Experience

Camp Gladiator
13 years 9 months

President
May 2024 - Present (1 year)

Vice President of Sales
January 2022 - May 2024 (2 years 5 months)
Austin, Texas, United States

Region President
January 2020 - May 2024 (4 years 5 months)
Dallas/Fort Worth Area

Vice President
December 2017 - May 2024 (6 years 6 months)
Dallas/Fort Worth Area

Certified Trainer and Region Director: DFW | Raleigh Durham, NC
August 2011 - May 2024 (12 years 10 months)

Jessie Layne Fitness
Fitness Professional
September 2011 - Present (13 years 8 months)

Personal Trainer and Fitness Consultant

Jessie Layne Petite Modeling

Founder/Model
May 2005 - May 2024 (19 years 1 month)

Print and Promtional Model/Spokesperson

Ansira
Account Executive
June 2010 - July 2011 (1 year 2 months)

ESPN Radio
Event Marketing - Street Team
May 2005 - October 2009 (4 years 6 months)

———

Education

University of North Texas

Bachelor of Journalism, Strategic Communications · (2007 - 2010)